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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended September 30, 2001.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the period from                              to

Commission file number 001-14617

A.
Full title of the plan and the address of the plan, if different from that of issuer named below:

ANDREW PROFIT SHARING PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its executive office:

ANDREW CORPORATION
10500 W. 153rd Street, Orland Park, Illinois 60462
(Address of principal executive offices and zip code)

(708) 349-3300
(Registrant's telephone number, including area code)

Financial Statements and Supplemental Schedule

Andrew Profit Sharing Plan

Years ended September 30, 2001 and 2000
with Report of Independent Auditors

Employer Identification #36-2092797
Plan #001

Andrew Profit Sharing Plan

Financial Statements
and Supplemental Schedule

Years ended September 30, 2001 and 2000

Report of Independent Auditors

Trustees
Andrew Profit Sharing Plan

        We have audited the accompanying statements of assets available for benefits of Andrew Profit Sharing Plan as of September 30, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at September 30, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP
Chicago, Illinois
January 22, 2002

EIN 36-2092797
Plan #001

Andrew Profit Sharing Plan

Statements of Assets Available for Benefits

	September 30
	2001	2000
Assets
Investments, at fair value Receivables:	$219,488,690	$265,986,540
Andrew Corporation and subsidiaries cash contributions	2,406,514	5,529,288
Andrew Corporation and subsidiaries noncash contributions	2,406,486	2,924,728

Assets available for benefits	$224,301,690	$274,440,556

See notes to financial statements.

EIN 36-2092797
Plan #001

Andrew Profit Sharing Plan

Statements of Changes in Assets Available for Benefits

	September 30
	2001	2000
Additions
Contributions:
Andrew Corporation and subsidiaries—cash	$5,859,550	$5,529,288
Andrew Corporation and subsidiaries—noncash	2,406,486	2,924,728
Participants	8,620,642	7,452,229

	16,886,678	15,906,245
Dividend and interest income	11,191,075	7,362,025
Transfer from other plans	—	4,661,461

Total additions	28,077,753	27,929,731
Deductions
Benefits paid to terminated and retired participants	11,110,222	32,290,281
Administrative expenses	116,361	101,917

Total deductions	11,226,583	32,392,198
Net realized and unrealized (depreciation) appreciation in fair value of investments	(66,990,036)	55,418,271

Net (decrease) increase	(50,138,866)	50,955,804
Assets available for benefit at beginning of year	274,440,556	223,484,752

Assets available for benefits at end of year	$224,301,690	$274,440,556

See notes to financial statements.

EIN 36-2092797
Plan #001

Andrew Profit Sharing Plan

Notes to Financial Statements

Years ended September 30, 2001 and 2000

1.    Description of the Plan

General

        The following description of the Andrew Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

        Effective April 1, 2000, the Antenna Company Employees' 401(k) Plan merged into the Plan. Effective June 1, 2000, Chesapeake Microwave Technologies, Inc. 401(k) Profit Sharing Plan and Conifer 401(k) Profit Sharing Plan merged into the Plan.

        The Plan is a defined-contribution plan covering certain United States employees of Andrew Corporation and subsidiaries (the Company). An employee becomes eligible to participate in the Plan after completing 90 days of continuous service. The Plan was established to afford employees an opportunity to share in the Company's profits and to save systematically.

Contributions

        The Company's profit-sharing contribution is made from current earnings in accordance with the Plan agreement and approval by the Board of Directors of the Company. The Company's profit-sharing contribution was $4,813,000 and $5,848,000 for 2001 and 2000, respectively. Under the terms of the Plan agreement, the Company may direct all or a portion of the contribution to the fixed account portion of the Andrew Stock Fund. In 2001 and 2000, 50% of the profit-sharing contribution was nonparticipant-directed and was allocated to the fixed account portion of the Andrew Stock Fund (noncash). The remaining 50% was allocated based on participant's elections (cash). Participants must be employed on the last day of the Plan year to be eligible for profit-sharing contributions. For the 2000 Plan year, former participants of the Antenna Company Employees' 401(k) Plan were eligible to receive a profit-sharing contribution based on their allocable compensation for the entire Plan year. Former participants of the Chesapeake Microwave Technologies, Inc. 401(k) Profit Sharing Plan and the Conifer 401(k) Profit Sharing Plan were eligible to receive a profit-sharing contribution based on their allocable compensation received on or after June 1, 2000.

        Each participant's maximum contribution under the Plan is 15% (and not less than 3%) of annual gross earnings unless the participant's annual gross pay exceeds $80,000, in which case the maximum is limited to 10% of gross pay. Participants who contribute 3% or more of their gross earnings receive a Company-matching contribution equal to 3% of their gross earnings. Prior to October 1, 2000, participants were not eligible for the matching contribution until completion of two years of service. Under the terms of the Plan agreement, the Company may direct all or a portion of the matching contributions to the fixed account portion of the Andrew Stock Fund. In 2001 and 2000, 100% of the contribution was allocated based on participants' elections. Participants must be employed on the last day of the Plan year to be eligible for matching contributions.

Investment Options

        Participants may elect to contribute to 12 investment fund options. There are no restrictions on interfund transfers except for those involving Andrew Corporation common stock. Transfers to and from the Andrew Stock Fund Trading Account are limited to once per quarter. Transfers of withdrawals from the Andrew Stock Fund Fixed Account are not allowed until the participant has reached age 55.

Individual Participant Accounts

        Each participant's account is credited with the participant's contributions and allocations of: a) the Company's contributions, b) Plan earnings, and c) forfeited balances of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participant Notes Receivable

        A participant may borrow from the Plan at terms deemed appropriate by the Trustees. Loan amounts may not exceed limitations specified by the Trust agreement and by the Tax Reform Act of 1986. Generally, loans are repayable within five years, and a participant's total outstanding loan balance is limited to the lesser of: (1) 50% of the participant's vested account balance under the plan; (2) $50,000 reduced by the participant's highest loan balance during the preceding 12 months; or (3) the portion of the participant's account balance under the Plan that is not invested in the Andrew Stock Fund Fixed Account. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator.

Payment of Benefits

        Upon the termination of a participant, distribution may be made in a lump sum. For distributions requested October 1, 2000 through May 31, 2001, other payment options were available.

Vesting

        Participants are immediately vested in their contributions, plus actual earnings thereon. Prior to October 1, 2000, participants were immediately vested in Company-matching contributions, plus actual earnings thereon. As of October 1, 2000, vesting in Company-matching contributions is based on years of continuous service. A participant is 100% vested in Company-matching contributions after five years of credited service. Additionally, a participant is 100% vested in Company profit-sharing contributions, plus actual earnings thereon, after five years of service. Any forfeitures attributable to profit-sharing accounts are allocated to accounts of those participants employed on the last day of the Plan year. Any forfeitures attributable to Company-matching accounts are used to reduce future Company-matching contributions. The amount of unallocated forfeitures at September 30, 2001 and 2000, were $600,003 and $869,645, respectively.

2.    Significant Accounting Policies

Investment Valuation

        Investments are stated at fair value. Investments in mutual funds are based on quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of participation units of the common collective trust fund is based on quoted redemption values. Andrew Corporation common stock is valued at its quoted market price. Loans to participants are stated at their outstanding principal amount, which approximates fair value.

Administrative Expenses

        All costs and expenses incurred with regard to independent fund managers and purchase and sale of investments are borne by the Plan. Administrative and general expenses, principally payroll costs of Plan administration, are borne by the Company.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Investments

        The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value in 2001 and 2000, as follows:

Net Realized and Unrealized Appreciation in Fair Value During Year
Year ended September 30, 2001:
Andrew Corporation common stock*	$(28,587,458)
Mutual Funds	(38,402,578)

$(66,990,036)

Year ended September 30, 2000:
Andrew Corporation common stock*	$42,734,941
Mutual Funds	12,683,330

$55,418,271

*
A portion of which is nonparticipant directed.

        The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	September 30
	2001	2000
Andrew Corporation common stock*	$78,134,007	$98,395,426
Fidelity Magellan Fund	13,627,605	19,561,109
American Century Income & Growth Fund	18,669,855	24,690,032
American Century Stable Asset Fund	31,677,406	30,871,956
Vanguard 500 Index Fund	—	17,821,345
PIMCO Mid Cap Growth Fund	—	13,906,783
Vanguard Institutional Index Fund	13,105,600	—
*
A portion of which is nonparticipant directed (see Note 4).

4.    Nonparticipant-Directed Investments

        Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (Andrew Stock Fixed Account), is as follows:

	September 30
	2001	2000
Net assets:
Andrew Corporation common stock	$37,850,701	$56,343,237
Andrew Corporation and subsidiaries contribution receivable	2,406,486	2,924,728

	$40,257,187	$59,267,965

	Year Ended September 30
	2001	2000
Changes in net assets:
Andrew Corporation and subsidiaries contributions	$2,406,486	$2,924,728
Net realized and unrealized (depreciation) appreciation in fair value of investments	(19,269,252)	21,239,025
Benefits paid	(1,580,679)	(5,573,846)
Interfund transfers	(567,333)	(1,376,379)

	$(19,010,778)	$17,213,528

5.    Plan Termination

        The Company has the right to amend or alter the Plan or discontinue it by giving written notice of intention to do so to the Trustees prior to the last day of the Plan year for which such discontinuance becomes effective. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    Income Tax Status

        The Internal Revenue Service ruled on October 17, 2001, that the Plan qualifies under Section 401(a) of the IRC, and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7.    Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

	September 30
	2001	2000
Assets available for benefits per the financial statements	$224,301,690	$274,440,556
Deemed distributions of participant loans	(130,870)	(162,890)

Assets available for benefits per the 5500	$224,170,820	$274,277,666

Year Ended September 30 2001
Benefits paid to participants per the financial statements	$11,110,222
Add: Deemed distribution of participant loans at September 30, 2001	130,870
Less: Deemed distribution of participant loans at September 30, 2000	(162,890)

Benefits paid to participants per the Form 5500	$11,078,202

        Participant loans in default (deemed distributions) are recorded on the Form 5500 but are not recorded on the financial statements.

Supplemental Schedule

EIN 36-2092797
Plan #001

Andrew Profit Sharing Plan

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

September 30, 2001

Identity of Issue	Number of Shares	Cost	Current Value
Common stock
Andrew Corporation*
Fixed Account—Nonparticipant directed	2,081,363-	$7,335,371	$37,850,701
Trading Account—Participant directed	2,209,594	**	40,283,306

			78,134,007
Fidelity Investment Funds
Magellan Fund	144,928	**	13,627,605
PIMCO Funds
Total Return Fund	665,359	**	7,232,457
American Century Investment Funds*
Equity Income Fund	1,394,732	**	9,205,235
International Growth Fund	937,472	**	7,199,826
Income & Growth Fund	750,698	**	18,669,855
SEI Trust
American Century Stable Asset Fund	31,677,406	**	31,677,406
J.P. Morgan Funds
Diversified Fund	873,230	**	10,426,369
U.S. Small Company Fund	544,110	**	5,718,615
Vanguard
Institutional Index Fund	137,765	**	13,105,600
American Funds
Fundamental Investors Fund	193,063	**	4,759,003
INVESCO
Dynamics Fund	616,151	**	7,319,873
Loans to participants	Varying maturities with interest rates ranging from 6% to 13%		12,412,839

Total investments			$219,488,690

*
Indicates party in interest to the Plan.

**
Historical cost information is not required for participant directed investments.

Consent of Independent Auditors

        We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-57273) pertaining to the Andrew Profit Sharing Plan of Andrew Corp. of our report dated January 22, 2002, with respect to the financial statements and schedule of the Andrew Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2001.

Ernst & Young LLP
Chicago, Illinois
March 25, 2002

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 26, 2002	By:	/s/ CHARLES R. NICHOLAS Charles R. Nicholas Vice Chairman and Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)

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Contents
Report of Independent Auditors
Statements of Assets Available for Benefits
Statements of Changes in Assets Available for Benefits
Notes to Financial Statements Years ended September 30, 2001 and 2000
Schedule H, Line 4i—Schedule of Assets (Held at End of Year) September 30, 2001
Consent of Independent Auditors
SIGNATURES